PROSPECTUS                                      FILED PURSUANT TO RULE 424(b)(2)
                                                & 424(b)(3)
                                                REGISTRATION NO. 333-48875

                        208,263 SHARES OF COMMON STOCK

                        CB RICHARD ELLIS SERVICES, INC.

                               ---------------

  This Prospectus relates to the offer and sale (the "Offering") from time to time of up to 208,263 shares (the "Shares") $.01 par value, of the Common Stock (the "Common Stock") of CB Richard Ellis Services, Inc. (the "Company") by certain shareholders of the Company (the "Selling Shareholders"). The Company has registered the Shares, but the registration of such Shares does not necessarily mean that any of such Shares will be offered or sold by the Selling Shareholders. The Company will receive no part of the proceeds of any sales of Shares by the Selling Shareholders.

  The Shares were issued to the Selling Shareholders by the Company in connection with the sale by the partners of Hillier Parker May & Rowden, a partnership operating in the United Kingdom ("Hillier Parker"), of the real estate services business of Hillier Parker to the Company (the "Hillier Parker Acquisition"), on July 7, 1998. See "The Company--Acquisitions." Such Shares were issued pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") and are being registered pursuant to the terms of an Offer Document dated July 7, 1998.

  The Shares may be offered by the Selling Shareholders from time to time directly or through agents, underwriters or broker-dealers, on terms to be determined at the time of the sale, in one or more transactions on the New York Stock Exchange (the "NYSE") or any national securities exchange where the Common Stock is listed or traded, in the over-the-counter market, in negotiated transactions or otherwise. See "Plan of Distribution." The price at which any of the Shares may be sold, and the commissions, if any, paid in connection with any such sale, are unknown and may vary from transaction to transaction. The Company will pay all expenses incident to the registration of the offering and sale of the Shares to the public. The Company will not be responsible for any commissions and discounts of underwriters, dealers or agents and any transfer taxes with respect to Shares sold by the Selling Shareholders. See "Selling Shareholders" and "Plan of Distribution."

  The Securities and Exchange Commission (the "SEC" or the "Commission") may take the view that, under certain circumstances, the Selling Shareholders and any broker-dealers or agents that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act. See "Plan of Distribution."

  The Common Stock is listed on the New York Stock Exchange under the symbol CBG. On July 20, 1998 the last sale price for the Common Stock, as reported on the NYSE, was $34 3/8 per share.

  SEE "RISK FACTORS" COMMENCING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS
      THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES.

                               ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION,  NOR HAS  THE
   SECURITIES  AND EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY   OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ---------------

                 The date of this Prospectus is July 21, 1998.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR AN APPLICABLE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND ANY APPLICABLE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY OR THEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, the Company files proxy statements, reports and other information with the Securities and Exchange Commission (the "SEC" or the "Commission"). This filed material can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices in Chicago, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601-2511, and in New York, 7 World Trade Center, 13th Floor, New York, New York 10048 and copies of such material can be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Common Stock of the Company is quoted on the New York Stock Exchange, and certain of the Company's proxy statements, reports, and other information concerning the Company may be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. In addition, the SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission through the Electronic Data Gathering, Analysis and Retrieval System.

  The Company has filed with the SEC a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Shares. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. Copies of the Registration Statement are available from the SEC, upon payment of prescribed rates. For further information, reference is made to the Registration Statement, which may be obtained from the SEC as set forth above. Statements contained in this Prospectus or in any document incorporated by reference herein or therein as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents are incorporated herein by reference: (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1997; (b) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, (c) the Company's Current Reports on Form 8-K dated April 21, 1998, May 1, 1998, May 20, 1998, May 26, 1998, June 29, 1998, July 1, 1998 and July 7,
1998; and (d) the description of Common Stock contained in the Company's registration statement on Form 8-A filed pursuant to Section 12(b) of the Exchange Act and all amendments thereto and reports filed for the purpose of updating such description.

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  THIS PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS THAT ARE NOT PRESENTED
HEREIN OR DELIVERED HEREWITH. THERE WILL BE PROVIDED WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A PROSPECTUS IS DELIVERED, UPON ORAL OR WRITTEN REQUEST OF ANY SUCH PERSON AND BY FIRST CLASS MAIL, OR OTHER EQUALLY PROMPT MEANS WITHIN ONE BUSINESS DAY AFTER RECEIPT OF SUCH REQUEST, A COPY OF ANY OR ALL DOCUMENTS INCORPORATED HEREIN BY REFERENCE (EXCLUDING EXHIBITS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED THEREIN BY REFERENCE). WITH RESPECT TO DOCUMENTS OF THE COMPANY INCORPORATED HEREIN BY REFERENCE, REQUESTS SHOULD BE DIRECTED TO THE COMPANY, INVESTOR RELATIONS, 533 SOUTH FREMONT AVENUE, LOS ANGELES, CA 90071-1712, TELEPHONE
(213) 613-3123.

  All reports and definitive proxy or information statements filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities of the Company to which this Prospectus relates will be deemed to be incorporated by reference into this Prospectus from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (as to documents incorporated or deemed to be incorporated herein by reference) or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                          FORWARD-LOOKING STATEMENTS

  Certain statements included or incorporated by reference herein constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are subject to a number of known and unknown risks and uncertainties. Any such forward-looking statements contained or incorporated by reference herein should not be relied upon as predictions of future events. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "are expected to," "will," "will allow," "will continue," "will likely result," "should," "would be," "seeks," "approximately," "intends," "plans," "projects," "pro forma," "estimates" or "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. In addition, all information included or incorporated by reference herein with respect to projected or future results of operations, financial condition, financial performance or other financial or statistical matters constitute such forward-looking statements. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Such statements are subject to risks, uncertainties and other factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus and the documents incorporated or deemed to be incorporated by reference herein, that could cause actual results and other matters to differ materially from those in such forward-looking statements. Factors that could cause results to differ materially include, but are not limited to: commercial real estate vacancy levels; property values; rental rates; any general economic recession domestically or internationally; and not successfully completing any capital expenditure or acquisition. As a result of the foregoing, no assurance can be given as to future results of operations or financial condition or as to any other matters covered by any such forward-looking statements, and the Company wishes to caution prospective investors not to rely on any such forward-looking statements. The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements, which speak only as of the date made.

                                 RISK FACTORS

  Prospective investors should consider carefully the following risk factors in addition to the other information presented in this Prospectus, before purchasing the Shares offered hereby.

ADVERSE CHANGES IN ECONOMIC CONDITIONS

  Periods of economic slowdown or recession, rising interest rates or declining demand for real estate will adversely affect certain segments of the Company's business. Such economic conditions could result in a general decline in rents which in turn would adversely affect revenues from property management fees and brokerage commissions derived from property sales and leases. Such conditions could also lead to a decline in sale prices as well as a decline in demand for funds invested in commercial real estate and related assets. An economic downturn or increase in interest rates also may reduce the amount of loan originations and related servicing by the Company's commercial mortgage banking business. If the Company's brokerage and mortgage banking businesses are adversely affected, it is quite likely that other segments of the Company's business will also be adversely affected, due to the relationship among the Company's various business segments.

  The sharp downturn in the commercial real estate market beginning in the late 1980's caused and downturns in the future may again cause some property owners to dispose of or lose their properties through foreclosures and has caused certain real estate firms to undergo restructuring or changes in control. Such changes in the ownership of properties may be accompanied by a change in property and investment management firms and could cause the Company to lose management agreements or make the agreements it retains less profitable. Revenue from property management services is generally a percentage of aggregate rent collections from properties, with many management agreements providing for a specified minimum management fee. Accordingly, the success of the Company will be dependent in part upon the performance of the properties it manages. Such performance in turn will depend in part upon the Company's ability to attract and retain creditworthy tenants, the magnitude of defaults by tenants under their respective leases, the Company's ability to control operating expenses, governmental regulations, local rent control or stabilization ordinances which are or may be put into effect, various uninsurable risks, financial conditions prevailing generally and in the areas in which such properties are located, the nature and extent of competitive properties and the real estate market generally.

GEOGRAPHIC CONCENTRATION

  For the year ended December 31, 1997 approximately $193 million (34.7%) of the Company's $556.2 million in total sale and lease revenue (including revenue from investment property sales) was generated from transactions originated in the State of California. As a result of the geographic concentration in California, a material downturn in the California commercial real estate markets or in the local economies in San Diego, Los Angeles, Orange County or the San Francisco Bay Area could material adversely affect the Company's results of operations. If REI Limited ("REI"), an international real estate services company conducting business under the Richard Ellis name outside of the United Kingdom, and Hillier Parker had been acquired effective January 1, 1997, the 34.7% figure would have been reduced to approximately 25%.

COMPETITION

  The Company competes in a variety of service disciplines within the commercial real estate industry, including brokerage (facilitating sales and leases on behalf of investors), investment properties (acquisitions and sales), corporate services, property management, and real estate market research and mortgage banking (loan origination and servicing), investment management and advisory services, and valuation and appraisal services. Each of these business areas is highly competitive on a national as well as local level. The Company faces competition not only from other real estate service providers, but also from institutional lenders, insurance companies and investment advisory, mortgage banking, accounting and appraisal firms. The Company will continue to compete with providers of all of these services, some of which in certain of these business areas are better established and have substantially more experience than the Company. Moreover, although many of the Company's competitors are local or regional firms that are substantially smaller than the Company on an overall

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basis, they may be substantially larger on a local or regional basis. Because of these factors, these companies may be better able than the Company to obtain new customers, pursue new business opportunities or to survive periods of industry consolidation. In addition, the Company has faced increased competition in recent years in the property management and investment advisory segment of its business which has resulted in decreased property management fee rates and margins and decreased investment advisory fees and margins. As a result of these factors, the Company will continue to face intense competition in its existing markets. In general, in each of the Company's businesses there can be no assurance that the Company will be able to continue to compete effectively or that it will be able to maintain current fee levels or margins or that it will not encounter increased competition which could limit the Company's ability to maintain or increase its market share.

RISKS INHERENT IN ACQUISITION GROWTH STRATEGY

 Risks With Respect to Potential Acquisitions

  The Company is currently negotiating potential acquisitions in Canada, Australia and New Zealand and smaller acquisitions in the United States. No agreement has been reached with respect to the material terms of any of these potential acquisitions and there is no assurance that any of these potential acquisitions will be completed or if completed that they will add value to the Company. Based on prices offered by the Company, these acquisitions would involve a total purchase price of over $50 million and the addition of approximately 1,000 employees. The purchase price for these potential acquisitions could be in the form of all common stock, all cash or all debt or some mixture of stock, cash and debt. The Company expects to fund the cash portion of these purchase prices with borrowings under its amended revolving credit facility which was recently increased from $300 million to $400 million. The Company does not expect acquisitions in 1999 and subsequent years to continue at the level of acquisition activity in 1998.

  The Company's acquisition strategy is in part a response to the consolidation within the industry which has accelerated because of increased competition. The Company is engaged in an ongoing evaluation of potential acquisitions. No assurance can be given as to the Company's ability to successfully complete these or future acquisitions, or as to the financial effect on the Company of any acquired business. Future acquisitions by the Company may result in increased interest and amortization expense or decreased operating income, which could have a negative impact on the Company's financial results. In addition, acquisitions involve numerous risks, including difficulties in assimilating the operations and products of the acquired companies, diversion of management's attention from other business concerns and the uncertainty of entering markets in which the Company has no or limited prior experience.

 Lack of Availability of Acquisition Candidates

  A significant component of the Company's growth in 1996 and 1997 was, and part of its principal strategy for continued growth in 1998 is, through acquisitions. Recent strategic acquisitions have included REI, now called CB Commercial Limited (international real estate services), Koll Real Estate Services ("Koll") (property, facility and investment management and brokerage), L.J. Melody & Company ("L.J. Melody") (mortgage banking services) and Westmark Realty Advisors LLC, now known as CB Richard Ellis Investors LLC ("CB Richard Ellis Investors") (pension investment and advisory services). Recent tactical acquisitions have included North Coast Mortgage Company (mortgage banking services), Cauble and Company of Carolina and Shoptaw-James (mortgage banking services), Langdon Rieder Corporation (tenant advisory services) and Mathews Click & Associates, Inc. (property management services). The Hillier Parker Acquisition (full line of United Kingdom real estate services) is both tactical, as to local United Kingdom business, and strategic, because it offers a base of operations in London, which is a financing center for corporate service transactions. The Company expects to continue its acquisition program. Any future growth by the Company through acquisitions will be partially dependent upon the continued availability of suitable acquisition candidates at favorable prices and upon favorable terms and conditions; however, there can be no assurance that future acquisitions can be consummated at favorable prices or upon favorable terms and conditions. In addition, acquisitions entail risks that businesses acquired will not perform in accordance with expectations and that business judgments with respect to the value, strengths and weaknesses of businesses acquired or the consequences of any such acquisition will prove incorrect.

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 Difficulty of Integration In Connection with Acquisition Growth Strategy

  There can be no assurance that significant difficulties in integrating operations acquired from other companies will not be encountered, including difficulties arising from the diversion of management's attention from other business concerns and the potential loss of key employees of either the Company or the acquired operations. The Company encountered a number of these difficulties in each of its acquisitions. For example, in the CB Richard Ellis Investors acquisition serious differences in corporate culture resulted in several key employees leaving, in the L.J. Melody acquisition it took over a year to blend the loan servicing operations of the Company and L.J. Melody and the integration of the Koll and the Company's property, facilities and corporate accounting systems is just being completed ten months after the acquisition was completed. With respect to the REI acquisition, the integration issues include the need to establish a global internal communications network and the need to establish centralized finance and accounting functions. The Company believes that most acquisitions will have an adverse impact on operating income and net income during the first six months following the acquisition. In addition, during the first six months following an acquisition, the Company believes there are generally significant one-time costs relating to integrating information technology, accounting and management services and rationalizing personnel levels (which the Company intends to reflect as a statement of operations charge or as part of the purchase price at the time of the acquisition as appropriate). There can be no assurance that the Company's management will be able to effectively manage any acquired business or that any acquisition will benefit the Company overall.

 Worldwide Management Capability

  As a result of the Company's international acquisitions and its strategic emphasis in developing its business worldwide, in 1998 the Company's expects that in excess of 20% of its revenues will be generated from operations outside of the United States, not taking into account potential future acquisitions. In addition to integration issues, the Company is in the process of developing new management structures to operate its worldwide businesses. There can be no assurance that such structures will be developed quickly enough or be sufficient to achieve all of the Company's strategic goals.

 Lack of Available Financing

  The Company will require additional financing to sustain its acquisition program. The Company expects to finance future acquisitions and internal growth through a combination of funds available under its revolving credit facility, cash flow from operations, indebtedness incurred by the Company (including, in the case of acquisitions, seller financing) and the sale or issuance of the Company's capital stock. The covenants in the Company's revolving credit agreement and the indenture relating to the Company's 8 7/8% Senior Subordinated Debentures due 2006 may restrict the Company's ability to raise additional capital in certain respects. There can be no assurance that financing will be available to the Company or, if available, that it will be sufficient to finance acquisitions.

SEASONALITY

  A substantial component of the Company's revenues is transactional in nature and as a result is subject to seasonality. Historically, the Company's revenues, operating income and net income in the first two calendar quarters have been generally lower than in the third and fourth calendar quarters due to seasonal fluctuations, which is consistent with the industry generally. In the first quarters of any calendar year, the Company has historically sustained a loss. The Company's non-variable operating expenses, which are treated as expenses when incurred during the year, are relatively constant in total dollars on a quarterly basis. As a consequence of the seasonality of revenues and the relatively constant level of quarterly expenses, a substantial majority of the Company's operating income and net income has historically been realized in the third and fourth calendar quarters. The Company believes that future operating results will generally continue to follow these historical patterns, although revenues and earnings are also likely to be affected by both broad economic fluctuations and supply and demand cyclicality relating to commercial real estate. There can be no assurance that the Company will be profitable on a quarterly or annual basis in the future.

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THE COMPANY'S LEVERAGE AND INTANGIBLE NATURE OF ITS ASSETS

  The Company's indebtedness as of June 30, 1998 was approximately $380.0 million. For the 1998 calendar year the Company expects to have principal and interest obligations on its indebtedness of approximately $71.0 million. Any material downturn in the Company's revenue or increase in its costs and expenses could result in the Company's being unable to meet its debt obligations. As of June 30, 1998 the Company had total assets of approximately $706.4 million, approximately $392.4 million of which was goodwill and other intangible assets which may not be realizable at their carrying amounts in liquidation.

POSSIBLE VOLATILITY OF STOCK PRICE

  The market price of the Common Stock of the Company could be subject to significant fluctuations in response to quarter-to-quarter variations in operating results of the Company or its competitors, conditions in the commercial real estate industry, the commencement of, developments in or outcome of litigation, changes in estimates of the Company's performance by securities analysts, and other events or factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of the Company's Common Stock.

POTENTIAL LACK OF SPACE TO LEASE

  A significant portion of the Company's brokerage business involves facilitating the lease of commercial property including retail, industrial, and office space. Since the real estate depression of the early 1990s, the development of new retail, industrial, and office space has been limited. As a consequence, in certain areas of the country there is beginning to be inadequate office, industrial and retail space to meet demand and there is a potential for a decline in the Company's overall number of lease transactions, the effect of which may, over time, be partially offset by increasing sales, including sales of undeveloped land (which would benefit the Company's brokerage business). However, during 1997, the Company's lease transactions increased, as did aggregate revenue from lease transactions. There can be no assurance that these increases will continue or that any such increase in the sale of undeveloped land will coincide with any decline in the number of lease transactions.

ENVIRONMENTAL CONCERNS

  Under various federal, state and local environmental laws and regulations (collectively, "Environmental Laws") an owner or operator of real estate interests may be liable for damages resulting from hazardous substances or wastes. Certain Environmental Laws directly and indirectly impact the commercial real estate market by imposing additional costs and liability on owners, operators, sellers and, in some cases, lenders. Such Environmental Laws can discourage sales and leasing activities and mortgage lending with respect to some properties, and may therefore adversely affect the Company. In addition, the failure of the Company to disclose environmental issues to a buyer or lessee of property or to a purchaser of a mortgage loan pursuant to, or as required by, certain Environmental Laws also could subject the Company to liability.

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                                  THE COMPANY

COMPANY OVERVIEW

  The Company's business was founded under the name Tucker, Lynch & Coldwell by Colbert Coldwell in San Francisco in 1906 as a commercial real estate brokerage firm. The firm was renamed Coldwell, Cornwall & Banker in 1913, became Coldwell, Banker & Company in 1940 and was acquired by Sears, Roebuck & Co. ("Sears") in 1981. In March 1989, the Company was organized to acquire Coldwell Banker Commercial Group, Inc. from Sears. The acquisition was completed on April 19, 1989. In November 1996, the Company completed an initial public offering of 4,347,000 shares of Common Stock. The Company is a holding company that conducts its operations solely through its subsidiaries, CB Richard Ellis, Inc., CB Commercial Limited (the United Kingdom holding company for various Richard Ellis companies outside of the United Kingdom),
L. J. Melody, CB Richard Ellis Investors, LLC and CB Hillier Partner Limited.

  On April 17, 1998, the Company's largest operating subsidiary, CB Commercial Real Estate Group, Inc., acquired REI, an international commercial real estate services firm operating under the name Richard Ellis in major commercial real estate markets worldwide (excluding the United Kingdom). In April 1998, CB Commercial Real Estate Group, Inc. changed its name to CB Richard Ellis, Inc. and, in May 1998, the Company changed its name from CB Commercial Real Estate Services Group, Inc. to CB Richard Ellis Services, Inc. In June 1998, the Company's investment management business completed a strategic reorganization and changed its name from Westmark Realty Advisors to CB Richard Ellis Investors, LLC. On July 7, 1998 the Company acquired Hillier Parker and will operate in the United Kingdom under the name CB Hillier Parker Limited.

  The Company is the largest vertically-integrated commercial real estate services company in the United States with aggregate 1997 revenue of $730.2 million, approximately 130 principal offices in the United States and over 200 offices worldwide, including offices acquired in the Hillier Parker Acquisition and the acquisition of REI. The Company provides a full range of services to commercial real estate tenants, owners and investors including:
(i) brokerage (facilitating sales and leases) ("Brokerage Services"); (ii) transaction management, advisory services and facilities management services to corporate real estate users ("Corporate Services"); (iii) property management ("Institutional Management Services"); and (iv) capital market activities, including mortgage banking, brokerage and servicing, investment management and advisory services, investment property transactions (acquisitions and sales on behalf of investors), real estate market research and valuation and appraisal services (collectively "Financial Services").

BUSINESS STRATEGIES

  The Company's primary business objective is to continue to expand through internal growth and acquisitions. The key business strategies by which the Company plans to accomplish this objective include the following:

  Leverage and Strengthen Comprehensive Range of Services and Brand Name Recognition. The Company expects to continue to emphasize one-stop shopping services through the cross-selling of its comprehensive range of services. To be successful in this effort, the Company also expects to continue to strengthen communication between operating segments to increase cross-business referrals. In addition, the Company expects to continue to capitalize on its strong brand name recognition to strengthen its client relationships. The Company plans to continue to make selected acquisitions which complement or increase its existing "menu" of services and strengthen to its brand name recognition.

  Capitalize and Expand Upon Domestic Geographic Service Network. The Company intends to capitalize on its domestic presence to service domestic commercial real estate portfolios as the ownership of commercial real estate becomes increasingly institutional. In addition, the Company expects to consider acquisitions of leading real estate firms in domestic markets in which it is not currently one of the top three firms or in which it has identified the need to strengthen its competitive position. The Company believes that its geographic diversity helps to protect it from softening business fundamentals in any one region or market.

  Capitalize on Cross-Border Activity and Increasing International
Presence. The Company provides a full range of commercial real estate services worldwide under the name CB Richard Ellis in all locations except the United Kingdom. In the United Kingdom the Company provides services under the name CB Hillier Parker. The Richard Ellis name is one of the most widely recognized and respected names internationally in the real estate services industry and the Hillier Parker name is similarly widely recognized and respected in the United Kingdom. The acquisitions of REI and Hillier Parker position the Company to provide corporate and institutional clients worldwide with access to a common "umbrella" of services and local expertise. The acquisitions also position the Company to provide expanded services in the United States to the international clients of REI and Hillier Parker. The Company plans to make selected acquisitions or enter into strategic partnerships internationally in other operating segments to further strengthen its cross-selling of services.

  Take Advantage of the Corporate Outsourcing Trend. Large corporations seeking to focus on core businesses and reduce operating costs are looking increasingly to outsource their real estate needs to multi-discipline, integrated national and international real estate service providers. By relying on a single integrated provider for all their real estate-related needs, corporations are able to reduce expenses while taking advantage of the Company's real estate expertise. This outsourcing trend has accelerated in recent years, and the Company believes that it will continue in the future. The Company intends to continue to market its ability to be a cost-effective alternative provider of corporate services to new clients and existing clients which use the Company's other services. The Company is one of the major participants in this segment of the real estate services industry and believes that only a small percentage of the market has been penetrated. As a result, the Company believes this trend provides the Company with attractive growth opportunities.

  Leverage Market Research Capabilities. The Company will continue to leverage its strong market research capabilities to strengthen relationships with existing clients by helping them identify and evaluate business and market opportunities. In addition, the Company will capitalize on its research capabilities to identify and evaluate business prospects and opportunities for each of its business segments. The Company believes that strengthening its research capabilities will help to enhance the Company's brand name recognition.

  Increase Employee Productivity. The Company intends to remain focused on the enhancement of revenues and profit margins through the delivery of services to its clients efficiently and cost-effectively. To improve employee productivity, the Company invests in information technology and in the professional education of both its management and revenue-producing professionals through its local training programs and through centralized programs at "CB University." Through previously made and continuing investments in information technology and professional education, the Company believes it is well positioned to increase employee productivity.

COMPETITIVE STRENGTHS

  Comprehensive Range of Services. The Company is a leading provider of multi-discipline, integrated commercial real estate services. Through internal growth and strategic acquisitions, the Company has developed a comprehensive worldwide range of high quality, "one-stop shopping" services which enables it to differentiate itself and attract business through the cross-selling of services and the provision of business referrals to other operating parts of its business. The Company's ability to cross market a comprehensive range of services to clients has benefitted from the Company's strong brand name recognition and has helped it to build relationships with clients, and remain a market leader in its primary business segments.

  Geographically Diverse Service Network. The Company operates over 130 offices in the United States and 200 offices worldwide, following the acquisitions of REI and Hillier Parker. Through the "CB Commercial/Partners" program, the Company has successfully extended its U.S. network through established relationships with leading local brokerage firms in secondary United States markets in which it did not have a market presence. The Company's broad presence in the United States enables it to service nationwide real estate portfolios, a service which has become increasingly important as the ownership of commercial real estate has become more institutional. The Company believes its acquisitions of REI and Hillier Parker will solidify the Company's international presence in corporate services and major investment property activities. The Company believes its United States and international businesses should help to protect it from a softening in business fundamentals in any one region or market.

  Communications Systems. The Company has made, or is in the process of making, significant investments in state-of-the-art computer and telecommunication systems. Each of the Company's domestic offices is connected directly to the Company's wide area network, providing real-time access to the Company's centralized databases, market research, software applications, and electronic communications systems. The Company's local professionals have the ability to receive up to the moment market information as well as the ability to identify and cross market business opportunities. In addition, the breadth of coverage of these systems makes the Company an attractive partner to local firms who are looking to tap these resources for their own needs, thereby increasing the Company's access to local market information.

  Strong Market Research. CB Commercial/Torto Wheaton Research and CB Richard Ellis' National Real Estate Index provide comprehensive real estate market data services to clients such as research and modeling as well as in-depth analysis of markets and property types, detailed market forecasting, and commentary. These value-added services enable the Company to develop a closer relationship with its clients by aiding them in identifying and evaluating business and market opportunities. In addition, the Company's access to market data from its research unit helps it to identify and evaluate business and market opportunities as well as conduct its real estate services business.

INDUSTRY TRENDS

  Over the last ten years, the commercial real estate industry has experienced various structural changes, and over the last three or four years, the industry has experienced a broad recovery from the real estate "depression" of the early 1990s. Management believes these factors and the resulting trends, the most important of which are discussed below, create an opportunity for the Company to leverage its experience, multi-discipline integrated services, multi-market presence and brand equity to its competitive advantage.

  .  RECOVERED COMMERCIAL REAL ESTATE MARKETS.

  Coincident with the longer term structural shifts in the commercial real estate industry, commercial real estate markets in the United States have essentially recovered over the last several years, experiencing increased activity in many product types and geographical market areas. This has been particularly true in California, where the Company has a significant market presence. Relatively strong markets also are prevalent in a number of other major U.S. real estate markets where the Company has operations, including Arizona, Texas, the New England area and the Washington, D.C./Baltimore areas. National office and industrial building occupancy levels have generally been rising, rental rates have been increasing and, correspondingly, property values have been rising.

  . CHANGING COMPOSITION AND NEEDS OF INVESTORS IN AND OWNERS OF COMMERCIAL REAL ESTATE ASSETS.

  Investors in and owners of commercial real estate assets have become increasingly institutional (including pension funds, life insurance companies, banks and publicly-held Real Estate Investment Trusts ("REITs")). Simultaneously, their investment and management needs have become increasingly multi-market due to the fact that the commercial real estate properties in their portfolios are typically located in numerous geographic locations. With respect to institutions other than REITs, this change in the ownership characteristics and management requirements of institutional real estate investors and owners has fueled the demand for the growth of multi-service, nationally or internationally-oriented real estate service providers. As most REITs are internally managed and to date generally have outsourced only their brokerage service needs, their demand for the Company's other real estate services has been less than that of other institutional investors. The Company believes that REITs are a potential growth area if Wall Street puts a premium on growth in funds from operations and, as a result of this influence, REITs elect to outsource various property management functions which can be performed more efficiently by broadly based management organizations like the Company.

  .ONGOING INDUSTRY CONSOLIDATION.

  The Company believes that the combination of more intense institutional and corporate real estate service needs and demands, together with the real estate "depression" of the early 1990s, has made it imperative that real estate service firms (i) provide comprehensive, high-quality services, (ii) make significant investments in corporate infrastructure, including information technology and professional education, and (iii) have access to sufficient capital to support these service and investment needs. These factors have fueled the current consolidating industry environment, which the Company believes will motivate local and regional real estate service providers to sell to, or form alliances with, major national and international companies.

  .CONTINUING CORPORATE OUTSOURCING TREND.

  Shareholder pressure for higher performance and return on equity within most public corporations around the globe has heightened corporate management's awareness that corporate real estate assets are a major component of corporate net worth. Simultaneously, with competitive pressures encouraging greater focus on core businesses, companies have emphasized leaner staffing in non-core activities and, as a result, outsourced certain non-core activities to third parties. As a consequence, the demand for multi-discipline, multi-market professional real estate service firms that provide integrated services capable of supplementing a corporate real estate department has increased significantly. The Company's acquisitions of REI and Hillier Parker will provide access to European, South American and Asian companies interested in outsourcing and provides a global network to provide service to companies throughout the world in the outsourcing process.

  .EXPANDING CMBS MARKET.

  Historically, the majority of third-party financing for commercial real estate assets was provided by banks and insurance companies who generally held the mortgage loans they originated to the maturity date of the mortgage loans. More recently, Wall Street firms and financial institutions have been providing a significant amount of third-party mortgage financing, and have been accessing the public debt markets by issuing Commercial Mortgage-Backed Securities ("CMBS") in order to securitize their portfolios and avoid holding mortgage loans for the long term. The Company believes that its overall market presence, extensive available market data and access to real estate transaction deal flow positions its mortgage banking business to benefit substantially from the expansion of the CMBS market. The Company's national geographic coverage and mortgage origination capabilities through its L. J. Melody & Company subsidiary have caused it to become one of the largest suppliers of commercial mortgages to the CMBS market (over $1 billion in aggregate originations in 1997 or 30% of the Company's $3.5 billion in new originations). In addition, the Company expects to service a majority of the mortgage loans that it originates and the profit margin potential for servicing an increasing volume of mortgage loans may be significant for the Company's mortgage banking business. The acquisition and subsequent combination with L. J. Melody in July 1996 was a strategic step in substantially expanding the Company's capabilities in this area. The Company currently services loan portfolios in excess of $10.9 billion.

ACQUISITIONS

  As part of its growth strategy, the Company is continually assessing acquisition opportunities. The Company expects future acquisitions to be selective and focus on mortgage banking and brokerage and property management businesses, both in and out of the United States. The Company is currently involved in negotiating potential acquisitions in a number of countries, although no agreement has been reached on material terms in any of these negotiations and there can be no assurances that any such agreement will be reached or if reached will prove beneficial to the Company. See "Risk Factors--Risks Inherent in Acquisition Growth Strategy." Management believes that there are significant opportunities in the fragmented and consolidating worldwide real estate services industry to acquire additional companies to complement and expand the Company's existing operations. Since 1995, the Company has completed ten acquisitions, including the Hillier Parker Acquisition. In 1995, the Company acquired Westmark Realty Advisors L.L.C., now known as CB Richard Ellis Investors, LLC ("CB Richard Ellis Investors") an investment management and advisory business with approximately

$4.5 billion of assets currently under management, and Langdon Rieder Corporation ("Langdon Rieder"), a nationally-known tenant representation firm. In 1996, the Company acquired L. J. Melody & Company ("L. J. Melody"), a nationally-known mortgage banking firm. In August 1997, the Company acquired Koll Real Estate Services ("Koll"), a real estate services company primarily providing property management services, corporate and facilities management services, and asset and portfolio management services. The acquisition was accounted for as a purchase and resulted in the issuance of Company equity valued at approximately $132.9 million and the assumption of debt and minority interest of approximately $57.4 million at the time of the transaction. In February 1998, the Company, through L. J. Melody, acquired Cauble and Company of Carolina for approximately $2.2 million, and substantially all of the assets of North Coast Mortgage Company for approximately $3.3 million, and in May 1998 acquired Shoptaw-James for approximately $9 million, all regional mortgage banking firms. On April 17, 1998, the Company acquired REI, the holding company for Richard Ellis operations outside of the United Kingdom. The purchase price for REI was $103.0 million, of which approximately $52.7 million was paid in cash and notes and approximately $50.3 million was paid in shares of the Company's Common Stock. In June 1998, the Company purchased Mathews Click & Associates, Inc., a property management services company headquartered in Ohio, for $10 million in cash. On July 7, 1998, the Company purchased all of the business of Hillier Parker, a United Kingdom real estate services business. The purchase price for Hillier Parker was $70.1 million, of which approximately $63.1 million was paid in cash and the balance was paid in Shares. As part of the Hillier Parker Acquisition and as an incentive for key Hillier Parker employees the Company established an incentive compensation plan which is likely to pay out approximately $12 million over the next three years. The Company also agreed to become responsible for the payment of approximately $15 million in the purchase of annuities for certain former Hillier Parker partners and others entitled to pensions from Hillier Parker.

  Because of the substantial non-cash goodwill and intangible amortization charges incurred by the Company in connection with acquisitions subject to purchase accounting and because of interest expense associated with acquisition financing, management anticipates that future acquisitions may adversely affect net income. In addition, during the first six months following an acquisition, the Company believes there are generally significant one-time costs relating to integrating information technology, accounting and management services and rationalizing personnel levels (which the Company intends to take as a single charge at the time of the acquisition to the maximum extent possible). Finally, acquisitions can present serious integration problems both in terms of personality and cultural differences (both of which caused material problems in integrating Westmark), and in terms of stress on accounting personnel and other infrastructure systems (which materially slowed the integration of Koll Real Estate Services). The Company expects material infrastructure issues in integrating REI which has offices in more than 25 countries and limited centralized accounting systems. Management's strategy is to pursue acquisitions that are expected to be accretive to income (before interest expense and provision for amortization of goodwill and intangibles, if any, resulting from the acquisitions) and to operating cash flows (excluding the costs of integration), but no assurance can be given as to the achievement of this strategy.

THE COMPANY'S BUSINESSES

Brokerage Services

  The Company provides commercial real estate brokerage services, representing buyers, sellers, landlords and tenants in connection with the sale and lease of office space, industrial buildings, retail properties, multi-family residential properties and unimproved land. Brokerage Services revenue totaled approximately $423.5 million for the year ended December 31, 1997, representing approximately 21,000 completed transactions, including over 3,000 sale transactions with an aggregate total consideration of approximately
$3.8 billion and approximately 18,000 lease transactions involving aggregate rents, during the terms of the leases facilitated, of approximately $10.0 billion. Brokerage Services provide a foundation for growing the Company's other real estate services through access to opportunities and deal-flow based market data.

  Brokerage Services comprise the largest source of revenue for the Company and provide a foundation for growth of the Company's other disciplines which make up its multi-discipline integrated commercial real estate services. The Company believes that its position in the brokerage services industry provides a competitive advantage for all of its lines of business by enabling them to leverage off Brokerage Services' (i) national network of relationships with owners and users of commercial real estate, (ii) real-time knowledge of completed transactions and real estate market trends, and (iii) brand recognition in the brokerage area.

  OPERATIONS. As of June 30, 1998, the Company employed more than 2,500 brokerage professionals in over 200 offices around the world. The Company maintains a decentralized approach to brokerage services (other than investment properties which are a part of financial services), bringing significant local knowledge and expertise to each assignment. Each local office draws upon the broad range of support services provided by the Company's other business groups, including a network of market research, mortgage originations, client relationships and transaction referrals which the Company believes provide it with significant economies of scale over many local competitors. While day-to-day operations are decentralized, accounting and financial functions are or will be fully centralized.

  In order to increase market share in its United States brokerage business, the Company has implemented a plan to establish "partnerships" with leading local firms in order to institute geographic coverage in markets that currently are not being served by the Company. Through December 31, 1997, the Company had established fourteen such partnership-type arrangements in Des Moines, Iowa; Louisville, Kentucky; Buffalo and Rochester, New York; Pittsburgh, Pennsylvania; Charleston and Columbia, South Carolina; Memphis, Tennessee; Madison and Milwaukee, Wisconsin; Toledo, Ohio; El Paso, Texas; South Bend and Ft. Wayne, Indiana; and East Lansing and Grand Rapids, Michigan. Revenue anticipated from this program will be a combination of an initial fee, fixed annual fees and a percentage of revenue in excess of a pre-agreed threshold, comparable to a classic franchise program. By the end of 1998 the Company expects to have approximately 20 partnership-type arrangements and may not materially expand the program beyond that number. In 1997, the Company contributed its brokerage and property management business in the New England area to a partnership and Whittier Partners, a prominent New England real estate services firm, did likewise. The Company also contributed approximately $4.78 million in cash because the assets it contributed were less valuable than the assets contributed by Whittier Partners. The Company and Whittier Partners each own 50% of the partnership which is managed by Whittier Partners. In June 1998 the Company entered into a similar transaction in Pittsburgh, Pennsylvania where most of its contribution to the venture was cash.

  COMPENSATION. Under a typical Brokerage Services agreement, the Company is entitled to receive sale or lease commissions. Sale commissions, which are calculated as a percentage of sales price, are generally earned by the Company at the close of escrow. Sale commissions typically range from approximately 1% to 6% with the rate of commission declining as the price of the property increases. Lease commissions, which are calculated as a percentage of the minimum rent payable during the term of the lease, are generally earned by the Company at the commencement of a lease and are not contingent upon the tenant fulfilling the terms of the lease. In cases where a third-party brokerage firm is not involved, lease commissions earned by the Company for a new lease typically range between 2% and 6% of minimum rent payable during the initial lease term depending upon the value of the lease. For renewal of an existing lease, such fees are generally 50% of a new lease commission. In sales and leases where a third-party broker is involved, the Company must typically share 50% of the commission it would have otherwise received with the third-party broker. In the United States the Company's brokerage sales professionals have typically received 50% of the Company's share of commissions before costs and expenses. Internationally most sales professionals receive salary and bonus, rather than commissions. The aggregate of salary and bonus could be more or less than 50% of the Company's commissions, but has typically been less.

Corporate Services

  The Company provides Corporate Services to major corporations around the world. Corporate Services include assisting corporations in developing and executing multiple-market real estate strategies and facilities management services. The Company's objective is to establish long-term relationships with corporations that require continuity in the delivery of high-quality, multi-market management services and strategic advisory services including acquisition, disposition and consulting services. Global competition, the focus on quality, "right-sizing" of corporate organizations and changes in management philosophy have all contributed to an increased interest in and reliance on outside third-party real estate service providers. Specifically, through contractual relationships, the Company assists major, multi-market companies in developing and executing real estate strategies as well as addressing specific occupancy and facilities management objectives. Corporate Services coordinates the utilization of all the Company's various disciplines to deliver an integrated service to its clients. Essentially, Corporate Services expands a client's real estate department and supports most of the functions involved in a corporate real estate department.

  The Company's facilities management unit, specializes in the administration, management and maintenance of properties that are owned and occupied by large corporations and institutions, such as corporate headquarters, regional offices, administrative offices and manufacturing and distribution facilities, as well as tenant representation, capital asset disposition, strategic real estate consulting and other ancillary services for corporate clients. As of March 31, 1998, the Company had approximately 80 million square feet under facilities management.

  OPERATIONS. The Company's facilities management operations are organized into three geographic regions in the Eastern, Western and Central areas of the United States, with each geographic region comprised of consulting, corporate services and team management professionals who provide corporate service clients with a broad array of financial, real estate, technological and general business skills. In addition to providing a full range of corporate services in a contractual relationship, the facilities management group will respond to client requests generated by other Company business groups for significant, single-assignment acquisition, disposition and consulting assignments that may lead to long-term relationships. The Company is in the process of providing facilities management in Europe and expects to begin providing such services in Asia during late 1998 or early 1999. European and Asian facilities management operations are expected to operate at a loss and consume the Company's cash through at least mid-1999.

  COMPENSATION. A typical Corporate Services agreement gives the Company the right to execute some or all of the client's future sales and leasing transactions. The commission rate with respect to such transactions frequently reflects a discount for the captive nature and large volume of the business.

  Under a typical facilities management agreement, the Company is entitled to receive management fees and reimbursement for its costs (such as costs of wages of employees providing direct services for the property whether or not on-site, capital expenditures, field office rent, supplies and utilities) incurred that are directly attributable to management of the facility. Payments for reimbursed expenses are set against those expenses and not included in revenue. In most instances, office space and furniture for the on-site office are provided by the client. Under certain facilities management agreements, the Company may also be entitled to an additional incentive fee which is paid if the Company meets certain performance criteria established in advance between the client and the Company. The management fee in most cases is based upon a fixed annual amount per square foot of the facility managed.

  TERM. A typical Corporate Services agreement includes a stated term of at least one year and normally contains provisions for extension of the agreement. Agreements typically include a provision for cancellation by either party, upon notice, within a specified short time frame.

Institutional Management Services

  The Company provides value-added property management services for income-producing properties owned primarily by institutional investors. Property management services include maintenance, marketing and leasing services for investor-owned properties, including office, industrial, retail and multi-family residential properties. Additionally, the Company provides construction management services, which relate primarily to tenant improvements and has begun a program to provide various goods (copiers, supplies, etc.) and services (human resources, telephones, etc.) to the approximately 30,000 tenants in the buildings which it manages. The Company works closely with its clients to implement their specific goals and objectives, focusing on the enhancement of property values through maximization of cash flow. The Company markets its services primarily to long-term institutional owners of large commercial real estate assets. The Company currently manages approximately 204 million square feet of commercial space, excluding Hillier Parker.

  OPERATIONS. As of March 31, 1998, the Company had approximately 1,600 Institutional Management Services employees in the United States. Hillier Parker has a significant property management business in the United Kingdom. Most property management services are performed by management teams located on-site or in the vicinity of the properties they manage. This provides property owners and tenants with immediate and easily accessible service, enhancing client awareness of manager accountability. All personnel are trained and are encouraged to continue their education through both Company-sponsored and outside training. The Company provides each local office with centralized corporate resources including investments in computer software and hardware as described below under the caption "Information Technology." Property management personnel utilize state-of-the-art computer systems for accounting, marketing, and maintenance management.

  COMPENSATION. Under a typical property management agreement, the Company will be entitled to receive management fees and lease commissions. The management fee in most cases is based upon a formula which gives the Company either a certain amount per square foot managed or a specified percentage of the monthly gross rental income collected from tenants occupying the property under management. Where rent is used as the basis for the fee, the fee will increase and decrease as building rents and occupancies increase and decrease. Many of these property management agreements also include a stated minimum management fee. The Company also may be entitled to reimbursement for costs incurred that are directly attributable to management of the property. Reimbursable costs, which are not included in the Company's revenue, include the wages of on-site employees and the cost of field office rent, furniture, computers, supplies and utilities. The Company pays its property management professionals a combination of salary and incentive-based bonuses. Lease commissions, which are paid in addition to the management fee, are similar to those described for brokerage services. Revenue from leasing services provided to the Company's property management clients is reflected in brokerage rather than property management revenue since brokerage professionals are normally engaged to accomplish the leasing.

  TERM. A typical property management agreement contains an evergreen provision which provides that the agreement remains in effect for an indefinite period, but enables the property owner to terminate the agreement upon 30 days prior written notice, which the Company believes to be customary in the commercial real estate industry.

Financial Services

  Mortgage Banking

  The Company provides its mortgage origination and mortgage loan servicing through L. J. Melody, which was acquired in July 1996 and is based in Houston, Texas. For the year ended December 31, 1997, the Company originated approximately $3.5 billion of commercial mortgages, approximately 37.2% of which were originated through special conduit arrangements with affiliates of Merrill Lynch & Co., Citicorp, NationsBank, Heller Financial and Deutche Morgan Grenfell which generally permit it to service the mortgage loans which it originates. Under these special arrangements, the Company generally originates mortgages in its name, makes limited representations and warranties based upon representations made to it by the borrower or another party and immediately sells them into a conduit program. Pursuant to these special arrangements, the Company generally services the loans it originates. In addition, the Company originates mortgages into other conduit programs where it does not retain the right to service such loans. The Company originates and services loans for Federal Home Loan Mortgage Corp. (Freddie Mac). The Company is also a major mortgage originator for insurance companies, having originated approximately $1.6 billion of mortgages in the names of insurance companies in 1997. The Company has correspondent arrangements with various life insurance companies and pension funds which entitle it to service the mortgage loans it originates. The Company currently services mortgage loan portfolios in excess of $10.9 billion. The Company is continually assessing new business opportunities, including the possible sponsorship of a mortgage REIT. If formed, the Company expects that any indebtedness incurred by such REIT would be non-recourse to the Company, but that the Company could be required to make a substantial equity investment in the REIT.

  OPERATIONS. As of March 31, 1998, the Company employed approximately 55 mortgage banking professionals in approximately 20 offices in the United States and had no material loan origination business outside of the United States. The Company's mortgage loan originations take place throughout the United States, with support from L. J. Melody's headquarters in Houston, Texas. The Company's mortgage loan servicing primarily is handled by L. J. Melody. In February 1998, L. J. Melody acquired Cauble and Company of Carolina for approximately $2.2 million, and substantially all of the assets of North Coast Mortgage Company for approximately $3.3 million, and in May 1998, L.J. Melody acquired Shoptaw-James for approximately $9.0 million, all regional mortgage banking firms. These acquisitions give the Company a stronger presence in the Southeast (North Carolina and South Carolina), Northwest (Washington and Oregon) and Southern (Georgia, Florida, North Carolina and Tennessee) regions of the United States with respect to its mortgage banking services.

  COMPENSATION. The Company typically receives origination fees, ranging from 0.5% for large insurance company mortgage loans to 1.0% for most conduit mortgage loans. In addition, the Company can earn special incentive fees from various conduit programs. In 1997 the Company received approximately $1.3 million from such incentives. In situations where the Company services the mortgage loans which it originates, it also receives a servicing fee between
 .03% and .25%, calculated as a percentage of the outstanding mortgage loan balance. These correspondent agreements generally contain an evergreen provision with respect to servicing which provides that the agreement remains in effect for an indefinite period, but enables the lender to terminate the agreement upon 30 days prior written notice, which the Company believes to be a customary industry termination provision. The Company also originates mortgage loans on behalf of conduits and insurance companies for whom it does not perform servicing. The Company's client relationships have historically been long term. The Company pays its mortgage banking professionals a combination of salary, commissions and incentive-based bonuses which typically average approximately 50% of the Company's loan origination fees.

  Investment Properties

  Since 1992, investment properties has provided sophisticated strategic planning for, and execution of, acquisitions and sales of income-producing properties for its clients, including approximately 1,240 investment property transactions in the United States with an aggregate value of over $9.4 billion in 1997. The Company strives to ensure that the owner achieves the maximum value in the minimum amount of time by providing services which include (i) accessing the Company's proprietary databases and other information sources to provide real-time knowledge of available properties, completed comparable transactions, real estate market trends, and pricing data, (ii) assisting with valuation and buyer identification, and (iii) designing the appropriate marketing strategy that allows the owner to target probable buyers or buyer categories. Access to the same sources of information provides the Company's clients with a competitive advantage by enabling the Company's professionals to identify the geographic areas and specific properties which are most suitable for the investor and to advise investors in negotiations and due diligence. REI's operations around the globe had investment property transactions with an aggregate value of over $1.0 billion in 1997 and Hillier Parker's investment transactions had an aggregate value of approximately $2.8 billion in 1997. The Company believes that the combination of these United States and international investment property platforms will create a significant global competitive advantage for its professionals.

  OPERATIONS. As of March 31, 1998, the Company employed approximately 300 investment properties professionals in the United States who exclusively handle acquisitions and sales of investment properties and are located in approximately 37 offices in the United States.

  A team of professionals with expertise within a given market and property type is assembled for each investment properties assignment to best accomplish the client's objectives. As necessary, the team may also include professionals from the Company's other disciplines. On larger and more complex assignments, the Company's financial consulting professionals provide sophisticated financial and analytical resources to the client, the marketing team and the investor. These services provide the client with in-depth analyses of transaction specific data as well as real estate market data.

  COMPENSATION. Under the typical investment properties agreement, the Company is entitled to receive sale commissions, which are calculated as a percentage of sales price and are generally earned by the Company at the close of escrow. In cases where another real estate broker is not involved, sale commissions earned by the Company typically range from 1% to 6% of the sales price, with the rate of commissions generally declining as the sales price increases. In cases where another firm is involved in the transaction, the Company must typically share up to 50% of the commission it would have otherwise received with the other firm. The Company's investment properties professionals in the United States typically receive 50% of the Company's commission before costs and expenses.

  Investment Management and Investment Products

  The investment advisory and investment activities of the Company are divided into two parts--CB Richard Ellis Investors and CB Richard Ellis Global Capital Markets. CB Richard Ellis Investors focuses on providing advisory services to the pension fund community while CB Richard Ellis Global Capital Markets focuses on the development of products to serve non-pension fund investors and co-investment opportunities, although some of its products are also marketed to pension funds. Hillier Parker currently manages approximately $3.3 billion for pension funds and other institutional investors.

  OPERATIONS. CB Richard Ellis Investors manages approximately $3.9 billion in tax-exempt capital invested in more than 243 office, industrial and retail properties located in more than 40 major U.S. markets with an aggregate of more than 40 million square feet. CB Richard Ellis Investors' headquarters are located in Los Angeles and it maintains regional offices in Boston, Dallas, New York City and Washington, D.C. CB Richard Ellis Investors employs approximately 135 professionals who provide services, including market research and forecasting, acquisition strategy and implementation, portfolio strategy and management, and development and dispositions. CB Richard Ellis Investors' clients invest through separate accounts, commingled funds and real estate operating companies, including limited partnerships. Certain funds and separate accounts are subject to ERISA regulations and, with respect to such funds and accounts, CB Richard Ellis Investors is limited in its ability to employ any affiliated company, including the Company. CB Richard Ellis Investors has experienced significant growth in its separate accounts business and its commingled debt business simultaneously with a decline in its commingled equity business caused by adverse investor response to non-property specific commingled funds. The Company believes that in the future investors may react favorably to commingled equity funds which have liquidity and co-investment characteristics.

  CB Richard Ellis Global Capital Markets is focused on developing securitized investment products for clients and creating other investment strategies based on its market research. In 1996, CB Richard Ellis Global Capital Markets formed a relationship with Alliance Capital Management to manage investments in REIT securities for retail and institutional clients. Utilizing the Company's proprietary research tools, the Alliance REIT Fund currently manages approximately $819 million in assets. CB Richard Ellis Global Capital Markets is considering the development of investment programs for international real estate securities, securitized commercial mortgage debt and other specialized investment funds.

  COMPENSATION. CB Richard Ellis Investors' fees are typically higher for managing commingled and other funds than they are for separate accounts, but all of the fees are within the ranges indicated below. CB Richard Ellis Investors receives an annual asset management fee which is typically 0.5% to 1.2% of the lower of the cost of the assets managed or their fair market value. When debt is managed, the asset management fee is at the lower end of the range. CB Richard Ellis Investors also receives an acquisition fee when it acquires property or places debt on behalf of a client that is typically 0.5% to 1.0% of funds invested or debt placed (the placement fee for debt is at the low end of this range). In some, but not all cases, CB Richard Ellis Investors receives an incentive fee when an asset or a fund is sold. Typically, the incentive fee will only be payable after the client has achieved a specified real (adjusted for inflation) rate of return of 8% to 12% and is a percentage of value in excess of that return. In recent years, CB Richard Ellis Investors has experienced reduced rates of asset management and acquisition fees.

  CB Richard Ellis Global Capital Markets' fees for managing investments will vary depending on product type. For the REIT investment business, CB Richard Ellis Global Capital Markets shares the total fees with Alliance Capital Management with the gross income to the Company ranging from 0.20% to 0.25% of assets under management.

  TERM. The term of CB Richard Ellis Investors's advisory agreements vary by the form of investment vehicle utilized. In the commingled funds, the term is generally 10 years with extension and early termination provisions based upon a vote of the investors. Over the next several years several commingled funds formed in the 1980s will be liquidated. In the Company's separate account relationships, the agreements are generally one to three years in term, with "at will" termination provisions. In general, both the capital managed by CB Richard Ellis Investors and its client relationships are long-term in nature.

  Valuation and Appraisal Services

  The Company's valuation and appraisal services business delivers sophisticated commercial real estate valuations through a variety of products including market value appraisals, portfolio valuation, discounted cash flow analyses, litigation support, feasibility land use studies and fairness opinions. At December 31, 1997, the Company's appraisal staff in the United States had approximately 90 professionals, approximately 50% of whom hold the MAI professional designation. The business is operated nationally through 25 regional offices and its clients are generally corporate and institutional portfolio owners and lenders. In 1997, the Company performed more than 3,600 valuation and appraisal assignments. Both REI and Hillier Parker have significant valuation and appraisal operations.

  Real Estate Market Research

  Real estate market research services are provided by a professional staff in Boston, Massachusetts employed by CB Commercial/Torto Wheaton Research. Real estate market research services are provided to the Company's other businesses and third-party clients and include (i) data collection and interpretation,
(ii) econometric forecasting, and (iii) evaluating marketing opportunities and portfolio risk for institutional clients within and across U.S. commercial real estate markets. The Company's publications and products provide real estate data for more than 50 of the largest Metropolitan Statistical Areas in the United States and are sold on a subscription basis to many of the largest portfolio managers, insurance companies and pension funds in the United States. The CB Commercial National Real Estate Index also compiles proprietary market research for nearly 50 major urban areas nationwide, reporting benchmark market price and rent data for office, light industrial, retail, and apartment properties, and tracking the property portfolios of approximately 140 of the largest REITs.

TERMINATION OF INTERNATIONAL ALLIANCES

  In response to growing cross-border capital flows for investment in commercial real estate, and the multi-national strategies of the Company's United States corporate clients, the Company developed exclusive alliances with leading firms in various countries in Europe, the Far East and Southeast Asia, Australia and New Zealand. The relationships with DTZ, a consortium of 20 real estate advisory firms operating in 15 countries in Europe as well as in Australia, New Zealand and elsewhere, C.Y. Leung & Company, a locally-owned firm operating in Hong Kong, China, Singapore and Malaysia, and Ikoma Corporation, a commercial real estate services firm in Japan, allowed the Company to provide global corporate service capabilities and significantly strengthen its client relationships in the United States. However, in 1997, as part of its evaluation of the Koll acquisition, the Company concluded that it could not deliver consistent, high quality services around the globe except through a commonly owned and commonly managed structure. The Company approached its alliance partners with a view to common ownership and management but could not reach agreement with them and gave notice terminating the alliance agreements effective April 15, 1998. In 1997, after terminating discussions with its alliance partners, the Company began discussions with REI and closed the purchase of REI effective April 17, 1998. The alliance relationships were reciprocal referral arrangements whereby the Company's clients who required services in a geographical region serviced by its alliance partners had to be referred by the Company to its alliance partner operating in that region. Revenues from the alliance agreements have historically represented a small portion of total revenues.

INFORMATION TECHNOLOGY

  In order to enhance the quality of its real estate services and improve the productivity of its employees, the Company has invested in state-of-the-art computer and telecommunication systems to provide real-time real estate information and sophisticated presentation and analysis tools. The Company's information technology group ("IT Group"), headquartered in Torrance, California, employs approximately 100 professionals that operate the Company's data center, develops custom programs, implements special systems software, and provides support for hardware and software utilized in the Company's national network of offices.

  The Company has adopted computer hardware and software standards to maintain the consistency and quality of its real estate services. Each office is connected directly to the Company's wide area network for real-time access to the Company's centralized databases, customized software applications and electronic communications systems.

  By special arrangement, some of the Company's clients have remote modem access to selected client-customized software applications, and the CB Commercial Web Site has also given clients direct access through the CB Richard Ellis Internet home page. These systems allow clients to gain access to various levels of information, maintain day-to-day contact with the Company's professionals, and track and monitor property acquisition and disposition activities and property portfolios.

  Year 2000 Computer Issues

  The Company's accounting systems (both for the Company and for its property and facilities management clients), information technology systems and embedded (elevator, HVAC, etc.) systems are all subject to potential problems relating to the inability of such systems to appropriately interpret the upcoming calendar year "2000" and beyond. In addition, the ability of third parties with whom the Company transacts business ("Third Parties") to address their "Year 2000" issues adequately is outside of the Company's control. The Company believes that its accounting systems will be Year 2000 compliant by the end of 1998, but that its information technology and embedded systems may not be Year 2000 compliant until sometime in 1999. The Company, like many other companies, will incur expenditures over this time to address this issue, and costs related to Year 2000 compliance will be expensed as incurred. Total costs are not expected to have a material impact on operations. No assurance can be given, however, that the Company can meet these schedules, that all of the Company's or Third Parties' systems will be Year 2000 compliant or that compliance costs or the impact of the Company's or Third Parties' failure to achieve substantial Year 2000 compliance will not have a material adverse effect on the Company's future liquidity or results of operations.

COMPETITION

  Throughout the world, the market for commercial real estate brokerage and other real estate services provided by the Company is both highly fragmented and highly competitive. Thousands of local commercial real estate brokerage firms and hundreds of regional commercial real estate brokerage firms have offices in the United States. The Company believes that no more than two other major firms have the ability to compete nationally or internationally with the Company's brokerage business and that the Company's national and international brokerage network enables it to compete effectively with these organizations. Most of the

Company's competitors are local or regional firms that are substantially smaller than the Company on an overall basis, but in some cases may be larger locally.

  L. J. Melody competes with a large number of mortgage banking firms and institutional lenders as well as regional and national investment banking firms and insurance companies in providing its mortgage banking services. Appraisal services are provided by other national, local and regional appraisal firms and national and regional accounting firms. Consulting services are provided by numerous commercial real estate firms (national, regional and local), accounting firms, appraisal firms and others.

  The Company's property management business competes for the right to manage properties controlled by third parties. The competitor may be the owner of the property (who is trying to decide the efficiency of outsourcing) or another property management company. Increasing competition in recent years has resulted in having to provide additional services at lower rates, thereby eroding margins. In 1996, however, rates stabilized and, in some cases, increased.

  CB Richard Ellis Investors and Hillier Parker compete with a significant number of investment advisors, banks and insurance companies in attracting investor money. Over the last several years, CB Richard Ellis Investors experienced growth in its separate accounts and its commingled debt funds, but not in its commingled equity funds.

  In all of its business disciplines, the Company competes on the basis of the skill and quality of its personnel, the variety of services offered, the breadth of geographic coverage and the quality of its infrastructure, including technology.

EMPLOYEES

  Currently, the Company has approximately 9,000 employees worldwide. All of the Company's United States and key international sales professionals are parties to contracts with the Company which subject them to the Company's rules and policies during their employment and limit their post-employment activities in terms of soliciting clients or employees of the Company. The Company believes that relations with its employees are good.

PROPERTIES

  The Company owns its headquarters building in downtown Los Angeles, California. In addition to the Company's headquarters, the Company owns three smaller office buildings in Phoenix, Arizona, and San Diego and Carlsbad, California. The Company occupies the San Diego and Carlsbad properties.

  The Company also leases office space on terms that vary depending on the size and location of the office. The leases expire at various dates through 2007. For those leases that are not renewable, the Company believes there is adequate alternative office space available at acceptable rental rates to meet its needs, although the rental rates in some markets may adversely affect the Company's profits in those markets.

  The Company's executive offices are located at 533 South Fremont Avenue, Los Angeles, California 90071-1712 and its telephone number is (213) 613-3123.

LEGAL PROCEEDINGS

  In August 1993, a former commissioned sales person of the Company filed a lawsuit against the Company in the Superior Court of New Jersey, Bergen County, alleging gender discrimination and wrongful termination by the Company. On November 20, 1996, a jury returned a verdict against the Company, awarding $6.5 million in general and punitive damages to the plaintiff. Subsequently, the trial court awarded the plaintiff $638,000 in attorneys' fees and costs. Following denial by the trial court of the Company's motions for new trial, reversal of the verdict and reduction of damages, the Company filed an appeal of the verdict and requested a reduction of damages and an appellate ruling is expected in late 1998 or early 1999. The Company has established reserves for this case, and management believes the reserves are adequate as of March 31, 1998. Based on available cash and anticipated cash flows, the Company believes that the ultimate outcome will not have an impact on the Company's ability to carry on its operations.

  In addition, as a result of the thousands of transactions in which the Company participates and its employment of over 9,000 people, it is a party to a number of pending or threatened lawsuits, arising out of or incident to the ordinary course of its business. At any given time, the Company typically is a defendant in 175 to 200 legal proceedings and a plaintiff in 50 to 75 legal proceedings, excluding property management "slip and fall" cases. Management believes that any liability to the Company, net of insurance proceeds, that may result from proceedings to which it is currently a party will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

  As part of its process of minimizing, to the extent possible, potential litigation, the Company requires its sales professionals to agree to contribute each month toward a "Reserve Account" to be used whenever a claim of professional liability is asserted. A portion of the reserve account is an unfunded liability of the Company and a portion is fully funded through a captive insurance company. In addition, each sales professional contractually agrees to be responsible for a portion of any amount paid to defend or settle a claim against that professional or for any resulting judgment.

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the sale of the Shares registered hereby which are sold by the Selling Shareholders. All proceeds from the sale of such Shares will be for the account of the Selling Shareholders. See "Selling Shareholders."

                             SELLING SHAREHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock by each Selling Shareholder as of the closing date of the Hillier Parker Acquisition. To the Company's knowledge, no Selling Shareholder holds any shares of the Company's Common Stock other than that indicated below, all of which is being registered pursuant hereto. Thus, assuming the sale of all the Shares offered pursuant hereto none of the Selling Shareholders will hold any of the Company's Common Stock. No Selling Shareholder has had a material relationship with the Company in the past three years.

                                       SHARES                         SHARES
                                    BENEFICIALLY                   BENEFICIALLY
                                   OWNED PRIOR TO                  OWNED AFTER
                                    OFFERING(1)   SHARES OFFERED     OFFERING
                                   -------------- BY EACH SELLING --------------
                                   NUMBER PERCENT   SHAREHOLDER   NUMBER PERCENT
                                   ------ ------- --------------- ------ -------
Donald Newell..................... 9,132      *        9,132         0       0
Roderick A. Grant................. 9,132      *        9,132         0       0
John C. Edgcumbe.................. 8,827      *        8,827         0       0
Robert A. Farnes.................. 9,132      *        9,132         0       0
David J. P. Price................. 9,132      *        9,132         0       0
Bernard J. R. De Saulles.......... 7,305      *        7,305         0       0
Michael J. E. Marshall............ 9,132      *        9,132         0       0
Peter G. Reddick.................. 7,914      *        7,914         0       0
Geoffrey J. Dale.................. 7,305      *        7,305         0       0
Patrick J. Morrissey.............. 7,914      *        7,914         0       0
Brian P. Raggett.................. 7,610      *        7,610         0       0
Gregory Nicholson................. 9,132      *        9,132         0       0
Jenefer D. Greenwood.............. 7,914      *        7,914         0       0
John A. Campbell.................. 6,697      *        6,697         0       0
Stuart J. Robinson................ 6,879      *        6,879         0       0
Mark O. Creedy-Smith.............. 7,305      *        7,305         0       0
Mark F. Creamer................... 7,914      *        7,914         0       0
David A. Spaull................... 7,610      *        7,610         0       0
James B. Clifton-Brown............ 7,305      *        7,305         0       0
Mark A. T. Barnwell............... 7,914      *        7,914         0       0
Michael J. Prentice............... 6,575      *        6,575         0       0
Philip C. Redman.................. 7,305      *        7,305         0       0
Nicholas G. J. Baucher............ 8,219      *        8,219         0       0
Christopher J. J. Osmond.......... 6,392      *        6,392         0       0
Rupert V. Stanbury................ 7,914      *        7,914         0       0
Frederick W. Scarborough.......... 7,001      *        7,001         0       0
Gillian S. North.................. 3,652      *        3,652         0       0

--------
 * Less than 1%.

(1) To the Company's knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

                             PLAN OF DISTRIBUTION

  Sales of the Shares offered hereby by the Selling Shareholders may be effected from time to time, in one or more transactions on the NYSE, on any other exchange on which the Shares are listed or traded, in the over-the-counter market or otherwise. Such sales may be made at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. To the extent required, this Prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

  Any or all of the Shares sold by the Selling Shareholders that qualify for sale pursuant to Regulation S might be sold under Regulation S rather than pursuant to this Prospectus. The Selling Shareholders will act independently of the Company in making decisions with respect to the timing, manner and size of each such sale.

  In effecting sales, brokers, dealers or agents engaged may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions in amounts to be negotiated prior to the sale. Such brokers, dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act. The Company will pay all expenses incident to the registration of the offering and sale of the Shares to the public by the Selling Shareholders. The Company will not be responsible for any commissions and discounts of underwriters, dealers or agents and any transfer taxes relating to Shares sold by the Selling Shareholders.

  If Shares are sold in an underwritten offering, the Shares may be acquired by the underwriters for their own account and may be further resold from time to time in one or more transactions, including negotiated transactions, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices. The names of the underwriters with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a supplement to this Prospectus relating to such offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a supplement to this Prospectus, the obligations of the underwriters to purchase the Shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the Shares specified in such supplement if any such Shares are purchased.

  In order to comply with the securities laws of certain states, if applicable, the Shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

  The Company has advised the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares in the market and to the activities of the Selling Shareholders and its affiliates. In addition, the Company will make copies of this Prospectus available to the Selling Shareholders and has informed them of the need for delivery of copies of this Prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby. The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the Shares against certain liabilities, including liabilities arising under the Securities Act.

  At the time a particular offer of Shares is made, if required, a Prospectus Supplement will be distributed that will set forth the amount of Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

  There can be no assurance that the Selling Shareholders will sell all or any of the Shares on their behalf.

  The Company has agreed with the Selling Shareholders to keep the Registration Statement of which this Prospectus constitutes a part effective until April 16, 2000. The Company intends to de-register any of the Shares not sold by the Selling Shareholders at the end of such period.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the Shares offered hereby have been passed upon for the Company by Pillsbury Madison & Sutro LLP, Los Angeles, California.

                                    EXPERTS

  The consolidated financial statements and related schedules of the Company and subsidiaries as of December 31, 1997 and December 31, 1996 and for each of the three years in the period ended December 31, 1997 included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated in this Prospectus by reference have been audited by Arthur Andersen LLP, independent public accountants as indicated in their reports with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.